Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Brand3d, Inc.
9936 Stockbridge Dr
Tampa, FL 33626
http://brand3d.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Brand3d, Inc.
Address: 9936 Stockbridge Dr, Tampa, FL 33626
State of Incorporation: DE
Date Incorporated: March 15, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $150.00

**Maximum number of shares offered is subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Winged Dinosaurs Bonus (Very Early Birds)

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first 5 days and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$333+ | The 3D starter package

Get a free webinar on how to create your own private Metaverse and get free hosting of 3 3D models on our site for 3 years. Get a 10% discount on all our products and services.

$1000+ | Your Personal 3D Experience

Get your own Metaverse site and host your 3D models with a massive 50Gb storage quota on our SaaS platform. Get a 15% discount on all our products and services.

$2,500+ | Your Professional 3D Experience

Get 10% bonus shares and your 3D Experience ready for business use and upgraded to 250Gb storage space. Get 20% discount on all our products and services.

$5,000+ | The Ultimate Metaverse

Get 15% bonus shares, your very own Customized Professional 3D Experience (we will work with you to get it just right!) and previous perks upgraded to 1000Gb storage. Get a 25% discount on all our products and services.

$10,000+ | The Complete Metaverse

Get 20% bonus shares + Ultimate 3D Experience package + Join our team of advisors in monthly meetings to help us shape the future of the company + Join the founder team for a one-on-one dinner + Get a 30% discount on all our products and services.

**All perks occur when the offering is completed.*

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The 10% StartEngine Owners' Bonus

Brand3d will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Brand3D, Inc. ("Brand3D" or the "Company") is a corporation organized under the laws of the state of Delaware that operates an end-to-end company that helps businesses increase their online sales using interactive 3D Experiences.

The Company's business model consists of a subscription-based Software-as-a-Service (SaaS) software service focused on online businesses. Our services are sold across the world via Value-Added-Resellers (VAR) like online video platforms as well as direct business-to-business online.

We believe the Company is uniquely positioned to benefit from the growth in 3D content for the Metaverse using an established sales strategy based on scalable SaaS revenue and B2B established sales channels to Fortune 100 companies and leading universities.

Our 3D software IP includes the most optimized mobile technology for 3D viewing which is a must to scale to the rapidly growing mobile 3D market. Our closest competitors have recently been acquired or taken VC investments which we believe has distracted them from our market niche. Furthermore, unlike remaining competitors, we have a complete offering from no-code 3D content creation to website integration and augmented reality.

Brand3d, Inc. was initially organized as Brand3d, LLC., a Florida limited liability company on January 7, 2020, and converted to a newly formed Delaware corporation on March 15th, 2022. The Company was formerly a division in Global Scanning, which came about when Global Scanning acquired Real Awesome Sauce S.A., the company that developed the IP now owned by Brand3D, Inc.

Competitors and Industry

INDUSTRY

The 3D Content Creation market is currently estimated at $1.6B in the US alone and is projected to grow at a rate of 15% to reach $7.6B in revenue by 2025.*

** https://www.grandviewresearch.com/press-release/global-3d-animation-market*

COMPETITORS

The Company has several major competitors in the 3D Content market. Some of the top competitors in our industry include: AutoDesk, Adobe, Sketchfab.com, Threekit.com.

AutoDesk is the industry leader in the high-end 3D Content Creation and the Company's primary competition in the 3D Content Creation industry. Adobe also owns a significant market share in the 3D Design and Visualization sub-segment. Sketchfab.com, Threekit.com and Cappasity are direct competitors of similar size and development. Sketchfab.com was recently acquired by Epic Games, the company behind Fortnite for an undisclosed sum, whereas ThreeKit recently closed a $35m USD VC funding round.

Despite the present competitive landscape, we believe the Company stands out in the Online No-Code 3D Content Creation, Sharing, Visualization and Web Embedding Industry because of our unique approach to no-code creation of mobile-optimized web visualization for interactive 3D content. Larger competitors, such as Adobe and Autodesk focus on higher-end 3D content used in TV and movie production, which is not suited for for viewing on the web and especially not for mobile devices. We believe the remaining competition that has not yet been acquired does not have the technology platform and the barrier of entry is large - as shown by Google's failing attempt with Google Poly - a 3D hosting platform discontinued in 2020.

https://techcrunch.com/2021/07/21/epic-games-acquires-sketchfab-a-3d-model-sharing-platform/

https://www.threekit.com/blog/press-release

https://www.forbes.com/sites/jessedamiani/2020/12/02/google-is-shutting-down-google-poly-its-3d-object-platform/?sh=56cb45532295

Current Stage and Roadmap

CURRENT STAGE

The Company's Software-as-a-Service 3D sharing, visualization and embedding services are currently on the market and generating sales both via direct subscriptions and via our partner sales channels.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, research and development for our future products as well as entrenching our online presence in the Metaverse. We have several new service launches planned over the next 18 months, including: New No-code Content Creation Tools, Integrations with leading Media Platforms and integration with leading Blockchain infrastructure to help move the growing number of real-world NFTs into the Metaverse and online Gaming Platforms.

The Team

Officers and Directors

Name: Hans Hesselholt Henne Hansen

Hans Hesselholt Henne Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder
  Dates of Service: May 15, 1968 - Present
  Responsibilities: Sales and Operations. Retains a 51% interest in company. No salary.

Other business experience in the past three years:

- **Employer:** Global Scanning, Inc
  Title: Head of 3D Division, General Manager
  Dates of Service: January 05, 2018 - December 31, 2019
  Responsibilities: Managing the Brand3D team as a division within Global Scanning, Inc before it was spun off into the current company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. While we have an established business with revenues from both a large loyal online subscription user base, combined with a smaller but growing number of large enterprise customers, we can not guarantee that the Company will grow to match its revenue projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Terms of subsequent financings may adversely impact your investment
We will possibly need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. However, our current business plan does not plan on taking in additional investments but is designed to make the company profitable without further capital raises

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is has no voting rights attached to them, but you will be signing a proxy agreement, which will delegate this voting power to the CEO of the company. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of companies that utilize our platform. However, our platform is hosted by Amazon Wireless Services utilizing their inherent security infrastructure and for the last 10 years we have not had any significant security incident. Further, any significant disruption in service on Kaltura or in its computer systems could reduce the attractiveness of the platform and result in a loss of a portion of our customers. However, Kaltura is also using Amazon Wireless Services and have similar safeguards in place as we do. Any disruptions of services or cyber-attacks either on our technology provider or on Amazon itself - however unlikely - could negatively impact our financial condition and business.

Market Entry of Tech Giant

As a startup you are always at risk of a large enterprise taking an interest in your space. The area of 3D technology is dominated by "tech giants" who have developed and patented technologies spanning from Virtual Reality equipment to 3D Scanners across to Graphical Computational Hardware. While Brand3D has operated its SaaS technology for over a decade, there is always the risk that one of these tech giants may enter our specific area. Google Poly is an example of such an attempt, which did - however - not become a success for Google. This may - of course - also be an exit opportunity for our company.

Artificial Intelligence generating 3D content "on the fly"
A longer term risk is that 3D models essentially can be generated "on the fly" by Artificial Intelligence algorithms and hence there will be less reason to operate a 3D hosting platform like ours. However, not only is this still far out in the future (AI systems for this purpose are still very primitive and academic in nature and will take years to productize), but at the same time, our focus is now primarily creating more sophisticated 3D scenes and animated products that will be even harder to automatically generate using AI technology

Standardization and commoditization
The 3D technologies that we are using today may eventually be so standardized that our proprietary technology advantages and hence barrier of entry for competitors will be eroded. However, with a constant investment in R&D and by building our technology into large partners eco-systems, we expect to maintain an edge even when standards are catching up with our current technological development stage. At the same time, this will create even more growth in the market and hence a bigger pie to share between players in the market

AI Technology Replacing Manual 3D Content Creators
The advances in AI technology could change the marketplace for 3D content creation and thereby negatively affect a portion of our customer base, who rely on revenues from manual 3D content creation. However, this very technology may lead to an explosion in the availability of 3D assets and thereby compensate for or even lead to a growth in our business.

Cyber warfare
Our business is online in nature, making us sensitive to various forms of cyber attack, such as Distributed Denial of Service (DDoS) attacks as well as attempts to hack our storage platform. We are protecting our systems using Amazon Wireless Services infrastructure and it is unlikely that our company would be specifically targeted due to the nature of our business and our customer segment. Still, the risk of such attacks are ever increasing

Web3.0 Proliferation
The expansion of Web3.0 may undermine centralized computer services such as our SaaS platform. We are - however - less at risk than mainstream SaaS platforms and because we are not a Fintech service provider which seems to be the focus for Web3.0 ventures for the foreseeable future.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised

amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hans HH Hansen	2,040,000	Common Stock	51.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share with no preference share classes.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year 2021 was $213,853, up about 300% compared to the fiscal year 2020 revenue of $70,466. As a result of more focus on enterprise customers in the U.S. market, our higher-margin U.S. enterprise sales resulted in the main part of this increase combined with about a 40% increase in our SMB SaaS platform subscription business. We believe that the enterprise market segment in the U.S. is the most important market for us to demonstrate success with our 3D Visualization technology, so we spent the vast majority of our marketing and sales efforts on this segment in 2021, while organically growing our SMB market offering without comparable investments.

Cost of sales

Cost of sales in 2021 was $37,413, an increase of about 300% from costs of $12,850 in the fiscal year 2020, and as such in line with a comparable growth in revenues. The increase was largely due to an increase in SaaS server costs and other related service costs.

Gross margins

2021 gross profit increased by $118,824 compared to 2020 gross profit and gross margins as a percentage of revenues were flat from 83% in 2020 to 82% in 2021. This revenue growth was caused by an increased sale of high margin SaaS subscription revenues, but the relative profitability was offset by increased sales in professional services with a relatively lower profit margin compared to SaaS license revenues.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services and research and development expenses. Expenses in 2021 increased by $82,514 from 2020. Approximately $80,000 of this increase was due to increased general and administrative costs. The main contributor to this cost increase was in professional services and research and development related to sales and software development activities.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue stage: revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the business focuses on a high-margin Software-as-a-Service (SaaS) industry segment that has strong growth potential in a large and growing market.

Past cash was primarily generated through sales from our SaaS Platform as well as from Software Services and 3D Design services sales. Our goal is to continue strong revenue growth by growing our existing SaaS user base as well as acquiring new enterprise customers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2022, the Company has capital resources available in the form of a shareholder line of credit for $100,000 from Hans HH Hansen. In addition, the Company operates a SaaS business with recurring subscription fees that provide a stable source of revenue that could provide collateral for additional loan-based funding if required.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support expansion into a rapidly growing market for 3D services, as well as to add important features to our SaaS platform that are requested by existing customers and that will help acquire additional customers

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 60% (when including IP-based assets) will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal. However, the company has a very lean base of operation, and no long-term debt and will thus be able to continue operation even if little or no money is raised.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 1-3 years. This is based on a current monthly burn rate of about $5,000 for expenses related to Operations and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 5 years or until profitability. This is based on a current monthly burn rate of $5,000 for expenses related to Operations and R&D. The increased investment capital will thus be used on company growth and not to fund an existing burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including future capital raises and/or lines of credit.

Indebtedness

- **Creditor:** Hans HH Hansen
  Amount Owed: $55,300.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023

Related Party Transactions

- **Name of Entity:** Hans HH Hansen
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $100,000 USD Line of credit as operating capital
  Material Terms: 0% interest, no fixed maturity date

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

<u>Our pre-money valuation was determined by a range of factors:</u>

The state of the Company and investments in its technology. The core technology has been under development for more than 10 years. At this point, the technology has been in operation for over 9 years at scale serving a global community. Most startups in this space are in the early stages and raising money to develop the technology and build their market presence. We have over 115,000 registered users and are adding over 1,000 new users every month. More than $3M USD has been invested in the core technology over the years creating a high barrier of entry for new competitors.

The value of the Intellectual Property in the form of the proprietary Software-as-a-Service platform and issued and pending US and International Trademarks

Comparison to funding rounds and acquisitions in our space. Recently a competitor - Threekit - at a comparable development stage to our company, raised $35,000,000,* and our leading competitor – Sketchfab – was acquired by Epic Games (the maker of Fortnite and Unreal Engine) for what was rumored to be in the hundreds of millions.** In terms of technology, we believe our Company is the only solution with a 3D web visualization engine comparable to Sketchfab.com

** https://www.prnewswire.com/news-releases/threekit-raises-35m-to-fuel-growth-of-3d-visual-commerce-platform-301419474.html*

*** https://techcrunch.com/2021/07/21/epic-games-acquires-sketchfab-a-3d-model-sharing-platform/*

Partnerships and reseller agreements: We have entered into reseller agreements with Kaltura.com (NYSE: KLTR) and Marketing360, both leading companies in live and on-demand video and SMB marketing SaaS platforms respectively.

https://corp.kaltura.com/press/brand3d-joins-the-kaltura-video-technology-marketplace/

Based on these factors we have arrived at a pre-money valuation of $8M, which we consider to be conservative given both the value and estimated valuations of similar companies in our space.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In this calculation, we have not assumed that any shares reserved for future grants under any future stock incentive plans are issued or exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  36.5%
  We will use 36.5% of funds for outbound marketing, webinars, and paid advertising.

- *Operations*
  20.0%
  We will use 20% of funds for team retention and salaries.

- *Research & Development*
  40.0%
  We will use 40% of funds for continuous improvements of our leading 3D SaaS platform.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  We will use 25% of funds for outbound marketing, trade events, influencer marketing, and paid advertising.

- *Research & Development*
  25.0%
  We will use 25% of funds for continuous improvement of our leading SaaS 3D platform as a thought leader in the Metaverse.

- *Company Employment*
  35.0%
  We will use 35% of funds to attract key sales / partner management super stars to rapidly expand our business globally. We will also use these funds to expand our R&D team with experts in artificial intelligence, video game development and other key technology growth areas.

- *Inventory*
  11.5%
  We will use 11.5% of funds to invest in key digital assets that will allow us to "wow" our user base with state-of-the art 3D experiences and monetize these assets as NFTs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://brand3d.com (https://brand3d.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/brand3d

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Brand3d, Inc.

[See attached]

BRAND3D LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Brand3D LLC
Tampa, Florida

We have reviewed the accompanying financial statements of Brand3D LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 4, 2022
Los Angeles, California

BRAND3D LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 12,859	$ 80,588
Acccount receivables, net	12,519	-
Total current assets	**25,378**	**80,588**
Property and Equipment, net	92,798	-
Total assets	**$ 118,176**	**$ 80,588**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Shareholder Loan	$ 55,300	$ 69,000
Other current liabilities	13,359	-
Total current liabilities	**68,659**	**69,000**
Total liabilities	**68,659**	**69,000**
MEMBERS' EQUITY		
Members' equity	49,517	11,588
Total members' equity	**49,517**	**11,588**
Total liabilities and members' equity	**$ 118,176**	**$ 80,588**

See accompanying notes to financial statements.

BRAND3D LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 213,853	$ 70,466
Cost of goods sold	37,413	12,850
Gross profit	176,440	57,616
Operating expenses		
General and administrative	115,089	34,567
Sales and marketing	10,063	8,071
Total operating expenses	125,153	42,639
Operating income/(loss)	51,288	14,977
Interest expense	-	-
Other Loss/(Income)	-	3,489
Income/(Loss) before provision for income taxes	51,288	11,488
Provision/(Benefit) for income taxes	13,359	-
Net income/(Net Loss)	**$ 37,928**	**$ 11,488**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—January 7, 2020	**$**	**-**
Capital contribution		100
Net income/(loss)		11,488
Balance—December 31, 2020	**$**	**11,588**
Net income/(loss)		37,928
Balance—December 31, 2021	**$**	**49,517**

See accompanying notes to financial statements.

BRAND3D LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	37,928	$	11,488
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acccount receivables, net		(12,519)		
Other current liabilities		13,359		
Net cash provided/(used) by operating activities		**38,768**		**11,488**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(92,798)		-
Net cash provided/(used) in investing activities		**(92,798)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		-		100
Borrowing on Shareholder loan		-		69,000
Repayment of Shareholder loan		(13,700)		-
Net cash provided/(used) by financing activities		**(13,700)**		**69,100**
Change in cash		(67,730)		80,588
Cash—beginning of year		80,588		-
Cash—end of year	**$**	**12,859**	**$**	**80,588**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Brand3D LLC was formed on January 7, 2020, in the state of Florida. The financial statements of Brand3D LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Brand3D is a Software as a Service (SaaS) provider that targets businesses. The Company delivers an end-to-end solution that allows creators of web content to import 3D elements and host them on Brand3D's cloud hosting service. These 3D renderings can then be delivered to any internet-connected device. The main clients for Brand3D are advertising firms, educational institutions, enterprises, agencies, brand managers, retailers, and other businesses that have detected a need to increase customer engagement in channels, including online videos, e-commerce, and social media. The Company has developed an advanced content delivery platform that can be integrated with media platforms such as YouTube, Vimeo, and Kaltura, and are optimized for P.C., mobile applications, and social media.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The land does not have definitive useful life, and thus it is not subject to depreciation:

Category	Useful Life
Land	not definitive useful life

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing an end-to-end solution that allows creators of web content to import 3D elements and host them on Brand3D's cloud hosting services.

Cost of sales

Costs of goods sold include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $10,063 and $8,071, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Land	$ 92,798	$ -
Property and Equipment, Net	**$ 92,798**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Tax Payable	9,979	-
Deferred Tax	3,380	-
Total Other Current Liabilities	**$ 13,359**	**$ -**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Hans HH Hansen	51.0%
José Daniel Salazar Jiménez	12.9%
Prolantic ApS	12.4%
Miika Hämäläinen	11.0%
Jonathan David Acosta Valverde	10.5%
Sarah Feldlaufer	2.2%
TOTAL	**100.0%**

6. DEBT

Owner Loans

On January 10, 2020, the Company entered into the revolving line of credit agreement with the founder and the major member, Hans Hesselholt Henne Hansen, in the amount of $100,000. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
The Revolving Line of Credit Agreement- Hans Hesselholt Henne Hansen	$ 100,000	0.00%	Fiscal Year 2020	on demand	55,300	-	$ 55,300	$ 69,000	$ -	69,000
Total					$ 55,300	$ -	$ 55,300	$ 69,000	$ -	$ 69,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

		12/31/2021
Current:		
Federal, state, and local	$	9,979
Foreign		
Total	$	9,979
Deferred:		
Federal, state, and local	$	-
Foreign		
Total non-current expense (benefit)	$	-
Total	$	9,979

Deferred tax assets (liabilities) comprised the following:

Deferred Tax Liabilities Comprised of the Following:		
Operating Accruals		(3,380)
Total	$	(3,380)

Total deferred tax assets and deferred tax liabilities were as follows:

Current	$	-
Deferred Tax Assets		
Deferred Tax Liabilities	$	(3,380)
Net current deferred tax liabilities		(3,380)

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

8. RELATED PARTY

On January 10, 2020, the Company entered into the revolving line of credit agreement with the founder and the major member, Hans Hesselholt Henne Hansen, in the amount of $100,000. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan was in the amount of $55,300 and $69,000, respectively and it has been classified as current liability.

On April 1, 2020, the founder and the major member, Hans Hesselholt Henne Hansen, entered into the lease agreement with Capital Ideas Strategy & Consulting, LLC to rent 250 square feet (SF) of office space located at Tampa, Florida. The term of the lease is one year (with an option to renew the lease in a 1 year term). Base rent is $1,000 per month. The office space has been used by Brand3D LLC.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 4, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Brand3d

All-In-One 3D Digital Production Toolkit


BRAND3D

Website Tampa, FL SOFTWARE & SERVICES

Brand3D is a SaaS-based, no-code, 3D asset production and publishing platform that allows businesses to capture, create, and publish 3D content for web, mobile, AR, VR, and the Metaverse. The Brand3D SaaS platform has been on the global market for over 10 years and supports a myriad of different file formats, technologies, devices, and web browsers, uniquely positioning us to support the demands and growth of the greater digital marketplace in the coming years.

$0.00 raised

0 Investors	$8M Valuation
$2.00 Price per Share	$150.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The 3D market is heating up—in 2020, the global 3D mapping and modeling market was estimated at US$3.8B, and is expected to grow to $7.6B by 2025.*
- We believe Brand3D is uniquely positioned to drive growth in 3D content for the Metaverse; our platform IP includes the most optimized mobile technology for 3D viewing, a must-have to scale to the rapidly growing mobile 3D market.
- Our business grew 3x from 2020-21, fueled by both SaaS revenue as well as growth in our B2B business, which will offer us a more sustainable growth trajectory.

*Market statistics provided by Markets and Markets (source)

A 3D Content Production Platform to Level-Up Your Digital Assets


100%

Scan QR code to view in AR

We believe that premium, interactive digital content is more critical than ever to engage and retain customers across the digital marketplace. Yet the creation of digital assets remains largely out of reach for most organizations, with platforms limited in their capabilities, accessibility, and solutions. At Brand3D, we've developed **an easy-to-use content production platform** that caters to anybody **regardless of coding experience**, integrates with any web-based digital device or environment, and manages hosting, embedding, and analytics—all through our SaaS platform.


The all-in-one 3D toolkit for every online business looking to level-up their game

We're **the all-in-one 3D toolkit** for every online business looking to level-up their game. While startups are scrambling to enter this space, Brand3D has a toolkit and integration that puts us way ahead of the competition. Over **10 years of operation**, we've built up **a dedicated base of over 100,000 users**, and our existing customers include AT&T, Whirlpool, Motorola, and Steelseries. Looking ahead, billions of digital assets will be required by businesses across the globe, and Brand3D is in a unique position to expand its presence and capabilities and become a leader in this vast new market.

THE PROBLEM

3D Tools Haven't Kept Up With the Digital Marketplace


The design and development process for 3D content provided by existing platforms is too time consuming and costly.

The design and development process for 3D content provided by existing platforms is **too time-consuming and costly**. There's also a disconnect between the leading platforms and the capabilities of web browsers, particularly on mobile devices. The overall result is a missed market opportunity that leaves online businesses struggling to differentiate their goods and services to an audience with increasingly demanding expectations around the quality of digital content. (source)

As e-commerce and the digital marketplace grow at an ever-faster pace, further expedited by new innovations such as Facebook's Metaverse, **content studios and game developers will need more accessible and sophisticated tools** in order to keep up with the demand.

THE SOLUTION

An Easy-to-Use SaaS Platform for 3D Content Production


100%

Scan QR code to view in AR

Brand3D is a battle-hardened SaaS platform that allows any online business to **take a standard 3D file and add animation, interactivity, and configurability** to capture customers and increase revenue. Our solution **integrates with all online platforms** using the latest web technologies, requires no prior knowledge of 3D, and can be used without software development experience.

Users can upload standard 3D files into our viewer, configure product views and variants, create virtual cameras and camera navigation, and change colors and materials, along with an extensive list of other services. The resulting interactive 3D experience can then be easily shared on websites, e-commerce stores, social media, and live video streams. The platform also supports advanced softwares such as Blendr, Maya, 3DMax, Cinema4D, T-Shot, and Houdini.


3D Outpost Challenge
p3d.in
3dsquirrel.co.uk
100%
view in p3d.in

You can think of our service as an advanced presentation toolkit, where we take existing 3D models (like information in a slide) and add sophisticated interactions, animations, and other effects, all without the need for programming, 3D skills, or other technical expertise.


steelseries

Brand3D is a battle-hardened SaaS platform that allows any online business to take a standard 3D file and...

Add Animation

Implement Interactivity

Increase Customer Engagement



Brand3D has two core services, the first of which is a self-service Freemium SaaS platform, with our monthly subscription fees ranging from $1–$250. This allows individuals and small businesses alike to create and share interactive 3D experiences and custom solutions to help communicate product stories to their customers.

Our Enterprise Saas platform, targeted at higher-end customers, utilizes the same technology, with monthly subscriptions beginning at $1,000 and up. We've now built up an existing user base of over 100,000 over our 10 years of operations, and we're ready to expand our market share and serve the increasing global demand for eye-catching 3D content and experiences.


Brand3D operates on two core services
Freemium SaaS Platform
$1-$250
Monthly subscription fees
Personal use and small businesses
Enterprise SaaS Platform
$1000
Monthly subscription fees
Targeted at higher-end customers
JBL

THE MARKET

The Metaverse Will Fuel an Explosive Need for 3D Digital Content

Brand3D is looking at **a massive, growing market for creating 3D content**—in 2020, the global 3D mapping and modeling market was estimated at US$3.8B, with an expected growth to $7.6B by 2025 (source). Responsible for this increased push for 3D assets are digital agencies designing interactive content, online sellers increasingly competing for customer attention in the digital space, and gaming & specialized content creators who are continually pushing the envelope for what's possible in our shared online world.

With the recent announcements by Facebook and other major players about the Metaverse, this growth will only be accelerating further, serving us with an opportunity to provide one of **the most cost-effective and fastest-to-market solutions** for sharing, visualizing, and distributing content across the Internet.


By 2025, the 3D Mapping & Modeling Market is estimated to reach
$7.6 Billion
Fueled primarily by digital agencies, online retailers, game developers, and content creators

(source)

The market for 3D visualization on the web involves a handful of incumbent players, most notably Sketchfab, which was recently acquired. It's an extremely challenging market to enter, with existing companies tending to focus on one area of specialty, such as advertising, AR/VR, visualization, e-commerce, or 3D tools. Just recently in 2020, Google discontinued an attempt to build a web-oriented 3D platform, highlighting that **even some of the biggest companies haven't yet solved the puzzle** (source).

Unlike our competitors, **Brand3D offers all of these capabilities with a comprehensive 3D platform for online services**. We believe that larger companies such as DDS and Adobe are mainly focused on computer aided design (CAD) tools or higher-end, advanced content (TV, movie production); as a result, these tools aren't suited for creating web and mobile content. Brand3D's platform has been uniquely developed for performance across all devices and screen sizes, and after operating for over 10 years, we have an integration and toolset that is head and shoulders above the rest.

OUR TRACTION

10 Years of Expertise, Major Corporate Clients, and Over 100,000 Users

Brand3D began back in 2010, when our founding team built an open-source 3D project that drew over 100,000 users across the globe. Between 2016–2020, we were acquired by a European private equity company, and we shifted our focus towards developing enterprise solutions for global corporations such as Target, Whirlpool, Motorola, and QVC. In 2020, the Brand3D management team spun off and incorporated in the US through an MBO, transferring all assets to the new entity, and later that year, we joined the Kaltura Premium Marketplace.

In 2020–2021, **we grew our revenue 3x, reaching $270K in sales, and signed contracts with multinational enterprises including AT&T and Kaltura**. Moving forward, we're focusing on the SaaS market and recurring revenue streams. We're now raising funds in order to position ourselves as a leading provider of technology for online businesses ready to participate in the Metaverse ecosystem.


2010
Built an open-source 3D project
Over 100,000 users across the globe
2016-2020
Acquired by a European private equity company
Shifted our focus towards developing enterprise solutions for global corporations
2020-2021
Management team spun off through an MBO and incorporated in the US
Joined the Kaltura Premium Marketplace
Grew the revenue 3x
Signed contracts with multinational enterprises including AT&T and Kaltura

WHY INVEST

Poised to be the Leading Toolkit for the Future Digital Marketplace

Brand3D is looking at a wealth of incredible business opportunities in the years ahead, as the 3D industry continues to grow and the economy goes increasingly digital. We're ready to accelerate our existing growth, with a proven service in a high-demand market segment. We're actively recruiting new customers and looking to grow our capacity for customer migration in the next 12 months, in order to maintain an edge over our main competitors.


Brand3D is looking at a wealth of incredible business opportunities in the years ahead
We're ready to accelerate our existing growth, with a proven service in a high-demand market segment.

In the medium term, we'll be securing new B2B business from Fortune 100 countries, top ed-tech providers, and other enterprises through our partnership with the leading provider of online video and meeting services. As we look to the long term and the future of the Metaverse, we'll have the technology and positioning to provide the suite of tools necessary for organizations and individuals to effectively manage the transition.

We strive to take full advantage of these new business opportunities, and we need your help to ensure we have the resources and capacity to do so.


REAL CATCHER
100%

Meet Our Team



Hans Hesselholt Henne Hansen

CEO, Founder

Over the last 20 years, I have been developing products and new ventures in the areas of Artificial Intelligence, 3D technologies, Internet of Things, Automation, Fitness and Health Monitoring and Social Web Services. I have founded five companies, one in the US, 3 in Denmark and one in the Baltics and have funded them through bootstrapping, bank loans and VC funding from top international venture funds. I am driven by a strong passion for scaling projects from a unique idea to large scale commercial launch.

I have a "hands-on" approach that combines an up-to-date technical skillset (I have recently completed graduate courses in Artificial Intelligence and Blockchain Strategy at Oxford University) with a vast experience in international business development and sales. Using this approach, I have built ventures involving complex apps, consumer electronics and underlying cloud services. The technologies used span from 3D visualization and Virtual/Augmented Reality to Machine-to-Machine/Internet of Things (M2M/IoT) to sensor networks for monitoring environmental parameters in industrial processes.



Paulius L

Head of 3D

Paulius spearheads our 3D department with a very hands-on approach. Based on his extensive career with some of the leading digital agencies his skills span from advanced 3D content creation to tool suite automation and large scale media production. He is leading our multi-national 3D team by example with a keen eye on quality and a seniority that allows him to never loose perspective in his work.

Offering Summary

Company	:	Brand3d, Inc.
Corporate Address	:	9936 Stockbridge Dr, Tampa, FL 33626
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$150.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$8,000,000.00

**Maximum number of shares offered is subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Winged Dinosaurs Bonus (Very Early Birds)

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first 5 days and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$333+ | The 3D starter package

Get a free webinar on how to create your own private Metaverse and get free hosting of 3 3D models on our site for 3 years. Get a 10% discount on all our products and services.

$1000+ | Your Personal 3D Experience

Get your own Metaverse site and host your 3D models with a massive 50Gb storage quota on our SaaS platform. Get a 15% discount on all our products and services.

$2,500+ | Your Professional 3D Experience

Get 10% bonus shares and your 3D Experience ready for business use and upgraded to 250Gb storage space. Get 20% discount on all our products and services.

$5,000+ | The Ultimate Metaverse

Get 15% bonus shares, your very own Customized Professional 3D Experience (we will work with you to get it just right!) and previous perks upgraded to 1000Gb storage. Get a 25% discount on all our products and services.

$10,000+ | The Complete Metaverse

Get 20% bonus shares + Ultimate 3D Experience package + Join our team of advisors in monthly meetings to help us shape the future of the company + Join the founder team for a one-on-one dinner + Get a 30% discount on all our products and services.

**All perks occur when the offering is completed.*

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The 10% StartEngine Owners' Bonus

Brand3d will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

HANS/VO: Today's brands will become invisible unless they reach tomorrow's consumers with 3D content in virtual environments. The metaverse represents a $1 Trillion potential annual revenue, and 3D modeling is a $3.8 Billion global market that's expected to double by 2025. But creating customized 3D assets is time-consuming and costly, and leading 3D platforms just aren't compatible with everyday consumer devices like web browsers and mobile phones.

HANS/TO CAMERA: With Brand 3D's unique online platform, anyone can build stunning 3D experiences to drive engagement and sales across every platform. It transforms your content into immersive and customizable life-like assets that you can embed wherever you have an online presence.

Brand 3D brings ideas to life in virtually endless detail with visual configurators, annotated objects and 360 photos, product models and real-world locations in augmented reality, as well as powerful animated apps for websites and online stores.

Our no-code platform is easy to use, cost-effective and optimized for mobile devices.

HANS/VO: Brand 3D's revenue grew three times between 2020 to 2021, with a recurring subscription-based model that is fully scalable and provides a much better revenue outlook than for traditional business models.

We're uniquely positioned to capitalize on the growing demand for 3D content with a global community of over 100,000 users, and a partnership with the world's fastest-growing video platform, Kaltura, a NYSE listed company.

Don't miss your chance to fuel the future of commerce.

Join Brand 3D today.

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